

John Lynch

Co-Founder at Rambling House Cocktails

Columbus, Ohio Area

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Rambling House Cocktails

Capital University Law School

 See contact info

 146 connections

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Experience

Co-Founder
Rambling House Cocktails

Jan 2017 – Present · 1 yr 8 mos

Columbus, Ohio

The Ready-to-Drink (RTD) product segment has seen significant growth each year with new entrants and innovation, due greatly to a new wave of consumers seeking convenient alternatives to fit their active lifestyles.

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Founder
Rambling House Soda

Jan 2014 – Present · 4 yrs 8 mos

Columbus, Ohio

"Craft carbonated soft drinks have the potential to peak interests similar to the craft beer segment, offering consumers artisanal beverages that often support local communities and provide a complete taste experience through premium ingredients, unique flavors and small-batch quality," Ms. Sisel said.

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Attorney
John W. Lynch Law Office

Jul 2012 – Dec 2013 · 1 yr 6 mos

Columbus, Ohio Area

Solo practice focusing on small business matters.

Law Clerk
Franklin County Public Defender Office

Jan 2009 – Dec 2011 · 3 yrs

 ### Manager

ODNR
Feb 2007 – Dec 2008 · 1 yr 11 mos

Helped start the first Ohio Office of Trails. Coordinated several state and federal grant
programs for hiking and biking trails and paths.

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Education

 **Capital University Law School**
J.D.
2007 – 2011

 **The Catholic University of America**
B.A., Media
2003 – 2006

Skills & Endorsements

Legal Research · 4
Jason Moore and 3 connections have given endorsements for this skill

Legal Writing · 4
Jolene M. Molitoris and 3 connections have given endorsements for this skill

Public Policy · 3
John Duffey and 2 connections have given endorsements for this skill

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